Mail Stop 3561

January 29, 2008

Qingfu Ren, Chief Executive Officer
Internet Acquisition Group Inc.
c/o American Union Securities, Inc.
100 Wall Street – 15th Floor
New York, NY 10005

       Re: **Internet Acquisition Group Inc.**
               Information Statement on Schedule 14C
               Filed December 31, 2007
               File No. 000-52080
               Form 10-K Filed on April 2, 2007
               Form 8-K Filed on September 28, 2007
               File No. 000-52080

Dear Mr. Ren:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on September 29, 2007

General

1. Where a comment below requests added disclosures please show us in your supplemental response what the revised disclosure will look like. If after further consideration you determine that a revision to your filing is required please contact the staff accountants listed at the end of this letter, as applicable.

2. Please file your Form 10-KSB with updated financial statements as soon as possible.

Cover

3. Please be aware that your file number is 000-52080 and not 333-122563.

Item 2. Management's Discussion and Analysis and Plan of Operation, page 20
Management's Plan of Operation, page 23

4. Please update management's estimate as to when Renyuan Bio-Chemicy will begin operations. Currently, you disclose revenue producing operations are expected to commence by the end of 2007.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 30

5. Please update the high and low sales prices for each subsequent interim period required by Item 310(b) of Regulation S-B. See Item 201(a)(i) of Regulation S-B.

Financial Statements and Other Information, page 33

China Renyuan International, Inc., page 34

6. Please tell us how you comply with the requirements to provide pro forma financial information and disclosure concerning the recapitalization transaction between China Renyuan International, Inc. and Internet Acquisition Group (IAG). See Rule 11-01(a)(8) of Regulation S-X. As of the date of this letter neither this nor any other periodic filings present the pro forma financial information and disclosure clarifying:
   - The legal and accounting form of the transaction;
   - That the historical financial statements are a continuation of the financial statements of Renyuan Bio-Chemicy Co.; and

- The capital structure of the consolidated entity is now different from that appearing in the historical financial statements previously filed by the accounting target due to the reverse acquisition.

Notes to Financial Statements, page 41

7. Please clarify and reconcile the number of shares disclosed in Form 8-K and Schedule 14C. You disclose in Form 8-K and the share exchange agreement that 6,926,399,370 shares will be issued to China Renyuan International shareholders. Further, 30,036,370 shares were issued and 6,896,362,000 are to be issued as soon as you have a sufficient number of authorized shares. Then, on page 7 of Schedule 14C filed on December 31, 2007 you state the proposed reverse stock split will increase the number of shares available for issuance to 69,972,691 which appears to be significantly less than the agreed upon exchange amount.

8. Please also tell us how you are accounting for this recapitalization transaction in consideration of the fact you can not issue all of the shares required by the share exchange agreement as of the date of consummation. Please include the applicable U.S. GAAP to support your conclusion.

Renyuan Bio-Chemicy Co., page 43

9. Please tell us how you have accounted for the acquisition of 100% of registered share capital of Renyuan Bio-Chemicy and the period affected by the acquisition, including the applicable accounting pronouncements. Tell us how you have satisfied applicable accounting and presentation requirements in the period impacted by the acquisition.

10. Please tell us your consideration of the requirement to provide pro forma financial information in this Form 8-K for the acquisition of Renyuan Bio-Chemicy Co. We refer you to Rule 3-10(d) of Regulation S-B.

Property and Equipment, page 58

11. Please tell us why you are depreciating your land.

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Mike Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter Zhou
        American Union Securities
        Via Facsimile